EXHIBIT A

Annual Fund Operating Expenses

((expenses that you pay indirectly each year as a percentage of your investment)

Management Fees

1.50%

Distribution and/or Service Fees

0.00%

Other Expenses

0.00%

    Acquired Fund Fees and Expenses

0.31%

Total Fund Operating Expenses

1.81%1

1Total Fund Operating Expenses in the table above do not correlate with the Ratio of Expenses to Net Assets for the fiscal year ended March 31, 2010 as shown in the “Financial Highlights” section of this prospectus.  Total Fund Operating Expenses in the table above include “Acquired Fund Fees and Expenses” which are fees and expenses that the Fund incurs indirectly through its investments in the underlying funds in which it invests.  The Ratio of Expenses to Net Assets for the for the fiscal year ended March 31, 2010 as shown in the “Financial Highlights” section of this prospectus does not take “Acquired Fund Fees and Expenses” into account.